UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2017
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PACASMAYO

Second Quarter 2017 Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Barbara Cano
MBS Value Partners
Tel: (646) 452-2334
E-mail: **barbara.cano@mbsvalue.com**

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Second Quarter 2017

Lima, Peru, July 20, 2017 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the second quarter (“2Q17”) and six months (“6M17”) ended June 30, 2017. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

2Q17 Highlights
(All comparisons are to 2Q16, unless otherwise stated)

•
Sales volume of cement, concrete and blocks decreased 2.8% primarily due to a sharp decline in sales volume in April due to landslides, flooding and heavy rain, in the North of Peru associated with Coastal El Niño. Sales volumes in May and June increased year-on-year.

•	Revenues decreased 6.0%
•	Gross margin of 39.0%, a 3.6 percentage points decrease mainly due to significantly lower sales in April, as well as increased severance payments and lower dilution of fixed costs.
•
Cement EBITDA margin of 27.6%, a 4.4 percentage points decrease, resulting from unusually low cement EBITDA in April. May and June cement EBITDA margin was 30.5% and 32.3% respectively, showing a positive forward looking trend. Consolidated EBITDA of S/77.2 million, a 19.1% decrease.

•
Net income of Continuing Operations of S/21.3 million, a 37.4% decrease due to lower sales volume, lower operating profit resulting from higher expenses related to severance payments, increased distribution costs due to road destruction, as well as the cost of some damages to our plants from Coastal El Niño.

•
Good Corporate Governance Index - Cementos Pacasmayo was included in the Lima Stock Exchange Good Corporate Governance Index (“BVL  IBGC”) for eighth consecutive year. The BVL IBGC Index is designed to track the performance of those companies committed to good corporate governance, with only six Peruvian listed companies included as part of the index in 2017.

6M17 Highlights
(All comparisons are to 6M16, unless otherwise stated)

•	Sales volume of cement, concrete and blocks decreased 7.7% primarily due to a sharp decline in sales volume in the first four months of the year associated with Coastal El Niño.
•	Revenues decreased 7.7% .
•	Gross margin of 39.6%, in line with gross margin for the 6M16.

•	Cement EBITDA margin of 28.7%, a 1.3 percentage points decrease resulting from unusually low cement EBITDA in April. Consolidated EBITDA of S/159.6 million, a 12.4% decrease.
•	Net income of Continuing Operations of S/43.7 million, a 31.2% decrease resulting from lower sales and lower operating margin.

	Financial and Operating Results
	2Q17	2Q16	% Var.	6M17	6M16	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	524.8	539.7	-3%	1,046.4	1,134.1	-7.7%

In millions of S/.
Sales of goods	282.9	301.0	-6%	563.0	609.8	-8%
Gross profit	110.2	128.1	-14%	223.1	242.3	-8%
Operating profit	47.3	69.2	-32%	99.1	132.5	-25%
Net income of continuing operations /1	21.3	34.0	-37%	43.7	63.5	-31%
Net income	21.3	31.3	-32%	43.0	59.0	-27%
Consolidated EBITDA	77.2	95.4	-19%	159.6	182.1	-12%
Cement EBITDA /2	78.0	96.2	-19%	161.8	183.0	-12%
Gross Margin	39.0%	42.6%	-3.6 pp.	39.6%	39.7%	-0.1 pp.
Operating Margin	16.7%	23.0%	-6.3 pp.	17.6%	21.7%	-4.1 pp.
Net income of continuing operations Margin	7.5%	11.3%	-3.8 pp.	7.8%	10.4%	-2.6 pp.
Net income Margin	7.5%	10.4%	-2.9 pp.	7.6%	9.7%	-2.1 pp.
Consolidated EBITDA Margin	27.3%	31.7%	-4.4 pp.	28.3%	29.9%	-1.6 pp.
Cement EBITDA Margin	27.6%	32.0%	-4.4 pp.	28.7%	30.0%	-1.3 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes  Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico operations, which are included in net income from discontinued operations.
2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stages, therefore it is not generating revenues.

Management Comments

Cementos Pacasmayo faced continued challenges in the second quarter, which forced us to operate under very difficult circumstances, as the tail end of the “Coastal El Niño” rains and destructive floods ended their barrage on northern Peru in April. As can be expected, these affected our results early in the quarter with a considerable impact on April volumes and drove up costs as we were forced to ship through non-traditional routes. However, we are pleased to let you know that we have seen a sequential increase in sales despite significant obstacles. This again underscores the strength of Pacasmayo’s operations and our continued success in cost optimization and efficiency throughout our Company. As we mentioned last quarter, our state-of-the-art Piura plant remained fully functional throughout the Coastal El Niño disaster without any production interruptions.

We are pleased to let you know that as of the beginning of May the situation has normalized, and our performance is back on track with improved sales for May and June and two months of improved results. It’s also important to note that the growth we are describing does not yet include growth related to rebuilding our country’s infrastructure. Rain-swollen rivers and landslides caused by the Coastal El Niño phenomenon left hundreds of thousands of Peruvians homeless and caused billions of dollars in damage to water and power plants, schools, hospitals, housing, bridges, railroads and roads, according to Peru’s central bank. Economists in Peru have put a long-term price tag of more than $6 billion - more than 3 percent of gross domestic product - for community resettlement and reconstruction.

On April 25, 2017, Peru’s Congress approved a Reconstruction Law (“Ley de Reconstrucción con Cambios”) which creates a special unit responsible for overseeing the kind of reconstruction that will not only rebuild but will create infrastructure resilient to future natural disasters, as global climate change is expected to make future El Niño events more frequent and intense. The plan is expected to be presented in August with an initial budget of US$6.2 billion that has already been allocated. As expected, this budget will be spent almost exclusively in the North since it concentrates the great majority of the damages. This will result in a significant increase in sales, as we are the only cement producer in the North of Peru and we have plenty of capacity to supply the increased demand.

This represents untapped potential from which we expect to benefit in the future ahead, as Cementos Pacasmayo does our part to bring northern Peru back to its feet. This is also unrelated to President Pedro Pablo Kuczynski’s pledge when he took office in July 2016 to unlock billions of dollars in blocked infrastructure investment including airports, ports, highways, railways, and water projects to which we’ve referred to in the past. These infrastructure project investments are supported by both the President as well as Peru’s Congress, despite their well-publicized differences.

We therefore remain focused on these opportunities and on our key advantages. The benefits of our Piura plant are clearly reflected in our results, which is particularly evident during times of crisis.  We are the leader in northern Peru with the capacity to address the expected reconstruction demand related to Peru’s recovery, as well as the important infrastructure development we expect to come to fruition in the future ahead. We continue to look forward to strengthened results and improved margins in the second half of 2017.

Economic Overview for 2Q17:

As discussed in the prior quarter, from February to April Peru experienced one of the most severe natural disasters of the past 20 years. Landslides, flooding and intense rainfall resulted in significant destruction to infrastructure and homes, particularly the North of Peru. The main reported damages can be seen below

On April 25, 2017, Congress approved the Reconstruction Law with changes (“Ley de Reconstrucción con Cambios”). This Law creates a special entity that will be in charge of the reconstruction. This entity reports directly to the Prime Minister’s Office and its Executive Director has Ministerial rank. The plan is expected to be presented in August and will not only rebuild but create infrastructure that is resilient to future natural disasters.

The initial budget of S/ 20 billion (US$ 6.2 billion) has already been assigned.

Rehabilitation works should begin before the Plan is approved. S/ 1.9 billion (US$ 0.6 billion) have been approved and should be implemented before December.

Source: Intituto Nacional de Defensa Civil

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 13% of national Gross Domestic Product (“GDP”). Despite sustained growth in the country over the last 10 years, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market
Shipments by Plant and Market Share

Northern Region (thousands of metric tons)
					Apr-2017
Plant	2013	2014	2015	2016	LTM	% share
C. Pacasmayo	2,110	2,051	2,022	2,004	1,908	17.9%
C. Selva	240	296	288	281	276	2.6%
Imports	34	40	12	-	38	0.3%
Total	2,384	2,387	2,322	2,285	2,222	20.8%

Central Region (thousands of metric tons)
					Apr-2017
Plant	2013	2014	2015	2016	LTM	% share
UNACEM	5,612	5,701	5,546	3,423	5,011	46.9%
Caliza Inca	288	383	357	232	336	3.1%
Imports	465	461	507	360	500	4.7%
Total	6,365	6,545	6,410	4,015	5,847	54.7%

				6410	6279	0.562
Southern Region (thousands of metric tons)
					Apr-2017
Plant	2013	2014	2015	2016	LTM	% share
Grupo Yura	2,515	2,600	2,480	1,811	2,617	24.5%
Total	2,515	2,600	2,480	1,811	2,617	24.5%

Total, All Regions	11,264	11,532	11,212	8,111	10,686	100.0%

Source: INEI

Main Infrastructure Projects in the Area of Influence:

Although the anticipated increase in Peru’s infrastructure spending has been delayed, this remains an important growth driver for the country and a necessity due to Peru’s significant infrastructure deficit. Aside from the projects shown below, there will also be significant spending for reconstruction works related to Coastal El Niño which will be determined by the Reconstruction Plan at the end of August.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, the three larger projects in the execution phase are:

•
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of June 30, 2017, approximately 93% of the total cement committed has been shipped. The project recently received more funding and so will be demanding additional cement once this new phase is awarded and begins execution in the upcoming months.

•
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of June 30, 2017, the Company estimates that approximately 59% of the total demand for the project has been shipped. Execution has been slow due to rains but we expect it to pick up in the coming months

•
Alto Piura - Cementos Pacasmayo has recently been contracted to provide cement and concrete for this project. As of June 30, 2017, the Company estimates that approximately 6% of the total demand for the project has been shipped.

Chavimochic is currently on hold, until the bidding process is again opened for the project’s conclusion.

In addition to these projects, the Huacrachuco-Sausacocha highway and the New City of Olmos should start execution during 2017.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Planta Pacasmayo	260.4	274.7	-5.2%	528.3	639.7	-17.4%
Planta Rioja	65.5	66.6	-1.7%	137.0	143.6	-4.6%
Planta Piura	192.5	229.1	-16.0%	378.5	349.9	8.2%
Total	518.4	570.4	-9.1%	1,043.8	1,133.2	-7.9%

Cement production volume at the Pacasmayo plant decreased 5.2% in 2Q17 compared to 2Q16, and 17.4% in 6M17 compared to 6M16, mainly due to decreased demand during the first four months of the year and shift in production to the Piura plant.

Cement production volume at the Rioja Plant decreased 1.7% in 2Q17 compared to 2Q16 and 4.6% in 6M17 compared to 6M16.

Cement production volume at the Piura Plant decreased 16% in 2Q17, mainly due to decreased sales volume and some additional production for inventories in 2Q16. During 6M17 production increased 8.2% compared to 6M16, since the plant was still in the ramp up process in 1Q16.

Total cement production volumes decreased 9.1% in 2Q17 compared to 2Q16, and 7.9% in 6M17 compared to 6M16, mainly as a consequence of decreased sales volume due to heavy rains and flooding in the North coast of Peru.

Clinker Production Volume
(thousands of metric tons)

	Production
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Planta Pacasmayo	200.3	247.4	-19.0%	373.8	400.6	-6.7%
Planta Rioja	50.8	44.8	13.4%	102.3	105.7	-3.2%
Planta Piura	82.3	164.0	-49.8%	275.4	244.7	12.5%
Total	333.4	456.2	-26.9%	751.5	751.0	0.1%

Clinker production volume at the Pacasmayo plant decreased 19.0% in 2Q17 when compared to 2Q16 and 6.7% in 6M17 compared to 6M16, mainly due to decreased cement sales volume and additional production for inventory purposes during 2Q16.

Clinker production volume at the Rioja plant increased 13.4% in 2Q17 compared to 2Q16, mainly due to inventory consumption, with lower production, during 2Q16. In 6M17, production volume at the Rioja plant decreased 3.2% compared to 6M16, mainly due to decreased cement demand and a shift in production to the Piura plant.

Clinker production volume at the Piura plant decreased 49.8% in 2Q17 compared to 2Q16, mainly due to planned preventive maintenance (PPM) of the kiln in 2Q17. It is important to note that despite this scheduled PPM, no imported clinker was used due to the use of inventories of our own clinker. During 6M17 clinker production volumes increased 12.5% compared to 6M16, since the plant was still in the ramp up process in 1Q16.

Quicklime Production Volume
(thousands of metric tons)

	Production
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Pacasmayo Plant	31.8	48.0	-33.8%	73.3	72.2	1.5%

Quicklime production volume decreased 33.8% in 2Q17 compared to 2Q16, mainly due to decreased sales volumes because of difficulties in shipping due to Coastal El Niño in April and maintenance of our kilns. We have already seen some recovery in May and June and expect volumes to pick up during the second half of the year. During 6M17 production volumes increased 1.5%.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT. 1.6 million MT and 440,000 MT, respectively.

The annual installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Cement	35.9%	37.9%	-2.0 pp.	36.4%	44.1%	-7.7 pp.
Clinker	53.4%	66.0%	-12.6 pp.	49.8%	53.4%	-3.6 pp.
Quicklime	53.0%	80.0%	-27.0 pp.	61.1%	60.2%	0.9 pp.

Cement production utilization rate at the Pacasmayo plant decreased 2.0 percentage points in 2Q17 compared to 2Q16 and 7.7 percentage points in 6M17 compared to 6M16, in line with decreased demand.

Clinker production utilization rate in 2Q17 decreased 12.6 percentage points compared to 2Q16, mainly due to production for inventory purposes in 2Q16. During 6M17 utilization rate of clinker production decreased 3.6 percentage points in line with decreased cement demand.

Additionally, quicklime production the utilization rate decreased 27.0 percentage points during 2Q17, compared with 2Q16, in line with decreased demand. In 6M17 the utilization rate of quicklime production was flat with respect to 6M16.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Cement	59.5%	60.5%	-1.0 pp.	62.3%	65.4%	-3.1 pp.
Clinker	72.6%	64.0%	8.6 pp.	73.1%	75.5%	-2.4 pp.

The cement production utilization rate at the Rioja plant was 59.5% in 2Q17; 1.0 percentage point lower than in 2Q16, and 62.3% in 6M17; 3.1 percentage points lower than in 6M16.

The clinker production utilization rate at the Rioja plant was 72.6% in 2Q17; 8.6 percentage points higher than 2Q16, due to consumption of inventories during 2Q16. During 6M17 clinker utilization rate was 73.1%; 2.4 percentage points lower than in 6M16, in line with decreased demand and the beginning of production at the Piura plant.

Piura Plant Utilization Rate

	Utilization Rate
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Cement	48.1%	57.3%	-9.2 pp.	47.3%	43.7%	3.6 pp.
Clinker	32.9%	65.6%	-32.7 pp.	55.1%	48.9%	6.2 pp.

The cement production utilization rate at the Piura plant was 48.1% in 2Q17; 9.2 percentage points lower than 2Q16 in line with decreased demand and production for inventory purposes in 2Q16. In 6M17 the utilization rate of cement was 47.3%; 3.6 percentage points higher than 6M16 since the plant was still in the ramp up process in 1Q16.

The clinker production utilization rate at the Piura plant was 32.9% in 2Q17; 32.7 percentage points lower than in 2Q16, mainly as a consequence of a planned preventive maintenance (PPM) of our kiln this quarter. During 6M17 the clinker production utilization rate was 55.1%; 6.2 percentage points higher than 6M16 because of the ramp up process during 1Q16.

Consolidated Utilization Rate

	Utilization Rate
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Cement	42.3%	46.6%	-4.3 pp.	42.6%	46.3%	-3.7 pp.
Clinker	48.0%	65.6%	-17.6 pp.	54.1%	54.0%	0.1 pp.

The consolidated cement production utilization rate was 42.3% 2Q17; 4.3 percentage points lower than in 2Q16 due to decreased demand. Similarly, the consolidated cement production utilization rate  was 42.6% in 6M17; 3.7 percentage points lower than 6M16.

The consolidated clinker production utilization rate was 48.0% in 2Q17; 17.6 percentage points lower than in 2Q16 mainly due to a planned preventive maintenance (PPM)  of the kiln in Piura. During 6M17, the consolidated clinker utilization rate was 54.1%; in line with 6M16.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	282.9	301.0	-6.0%	563.0	609.8	-7.7%
Gross Profit	110.2	128.1	-14.0%	223.1	242.3	-7.9%
Total operating expenses, net	-62.9	-58.9	6.8%	-124.0	-109.8	12.9%
Operating Profit	47.3	69.2	-31.6%	99.1	132.5	-25.2%
Total other expenses, net	-17.4	-19.3	-9.8%	-34.7	-40.0	-13.3%
Profit before income tax	29.9	49.9	-40.1%	64.4	92.5	-30.4%
Income tax expense	-8.7	-15.9	-45.3%	-20.7	-29.0	-28.6%
Profit from continuing operations	21.3	34.0	-37.4%	43.7	63.5	-31.2%
Profit from discontinued operations	0.0	-2.7	N/R	-0.8	-4.4	-81.8%
Profit for the period	21.3	31.3	-31.9%	43.0	59.1	-27.2%

Revenues decreased 6.0% and gross profit decreased 14.0% in 2Q17 compared to 2Q16 mainly due to decreased sales volume, increased severance payments and a slight increase in the price of coal as a consequence of damages to some coal mines due to Coastal El Niño. Profit from continuing operations decreased 37.4% in 2Q17 compared to 2Q16 mainly due to lower operating profit because of higher expenses related to the cost of some minor damages to our plants from Coastal El Niño, increased logistics costs due to road destruction, as well as increased sales and distribution expenses.

During 6M17 revenues decreased 7.7% and gross profit decreased 7.9% mainly due to decreased sales. Profit from continuing operations decreased 31.2% in 6M17 compared to 6M16 mainly due to lower operating profit as well as increased selling expenses and increased depreciation from the Piura plant.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	247.6	265.5	-6.7%	493.3	544.0	-9.3%
Cost of Sales	-140.9	-143.7	-1.9%	-277.9	-311.6	-10.8%
Gross Profit	106.7	121.8	-12.4%	215.4	232.4	-7.3%
Gross Margin	43.1%	45.9%	-2.8 pp.	43.7%	42.7%	1.0 pp.

Sales of cement, concrete and blocks decreased 6.7% and gross margin decreased 2.8 percentage points during 2Q17 compared to 2Q16, mainly as a consequence of decreased demand during April due to Coastal El Niño, particularly in concrete.

Likewise, during 6M17 sales of cement, concrete and blocks decreased 9.3% compared to 6M16. However, gross margin improved by 1.0 percentage point in 6M17 compared to 6M16, mainly due to use of imported clinker during 1Q16.

Sales of cement represented 88.6% of cement, concrete and block sales during 2Q17.

	Cement
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	219.3	217.5	0.8%	437.3	454.4	-3.8%
Cost of Sales	-117.1	-113.5	3.2%	-231.3	-250.5	-7.7%
Gross Profit	102.2	104.0	-1.7%	206.0	204.0	1.0%
Gross Margin	46.6%	47.8%	-1.2 pp.	47.1%	44.9%	2.2 pp.

Sales of cement increased 0.8% in 2Q17 compared to 1Q16, despite a significant decrease in April, due to the recovery of cement sales volume in May and June. Gross margin decreased 1.2 percentage points in 2Q17 compared to 2Q16 mainly due to lower sales in April and increased costs from severance payments.

During 6M17 sale of cement decreased 3.8% compared to 6M16. However, gross margin increased 2.2 percentage points mainly due to mainly due to use of imported clinker during 1Q16.

Sales of concrete represented 10.0% of cement, concrete and block sales during 2Q17.

	Concrete
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	24.8	41.7	-40.5%	47.7	75.3	-36.7%
Cost of Sales	-20.2	-24.9	-18.9%	-39.0	-50.2	-22.3%
Gross Profit	4.6	16.8	-72.6%	8.7	25.1	-65.3%
Gross Margin	18.5%	40.3%	-21.8 pp.	18.2%	33.3%	-15.1 pp.

Sales of concrete decreased 40.5% during 2Q17 compared to 2Q16, and 36.7% in 6M17 compared to 6M16, mainly as a consequence of decreased infrastructure spending, due to rains and to some delays and stops in infrastructure projects, as a consequence of corruption scandals. Gross margin decreased 21.8 percentage points in 2Q17 compared to 2Q16 and 15.1 percentage points in 6M17 compared to 6M16, mainly due to reduction of sales volumes and lower dilution of fixed costs.

Sales of blocks represented 1.4% of cement, concrete and block sales during 2Q17.

	Blocks, bricks and pavers
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	3.6	6.3	-42.9%	8.2	14.3	-42.7%
Cost of Sales	-3.6	-5.2	-30.8%	-7.6	-11.0	-30.9%
Gross Profit	0.0	1.1	N/R	0.6	3.3	-81.8%
Gross Margin	0.0%	17.5%	-17.5 pp.	7.3%	23.1%	-15.8 pp.

During 2Q17, blocks, bricks and pavers sales decreased 42.9% compared to 2Q16 and 42.7% in 6M17 compared to 6M16. Gross margin decreased 17.5 percentage points compared to 2Q16 and 15.8 percentage points in 6M17 compared to 6M16, mainly due to delays and standstill of  infrastructure projects due to Coastal El Niño, as well as increased costs due to lower dilution of fixed costs and some damages to our precast plants due to Coastal El Niño.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	19.4	22.4	-13.4%	40.9	37.0	10.5%
Cost of Sales	-16.1	-16.5	-2.4%	-33.8	-27.6	22.5%
Gross Profit	3.2	5.9	-45.8%	7.1	9.4	-24.5%
Gross Margin	16.5%	26.3%	-9.8 pp.	17.4%	25.4%	-8.0 pp.

Quicklime sales decreased 13.4% and gross margin decreased 9.8 percentage points in 2Q17 compared to 2Q16, mainly due to decreased sales volume, and increased costs from lower dilution of fixed costs, slightly higher price of coal and maintenance of our kilns. During 6M17, quicklime sales increased 10.5%, however, gross margin decreased 8.0 percentage points due to higher costs of raw materials, as well as a slight increase in the price of coal.

Sales: Construction Supplies2
(in millions of Soles S/)

	Construction Supplies
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Sales of goods	15.9	13.6	16.9%	28.8	28.2	2.1%
Cost of Sales	-15.6	-13.1	19.1%	-28.1	-27.8	1.1%
Gross Profit	0.3	0.5	-40.0%	0.7	0.4	75.0%
Gross Margin	1.9%	3.7%	-1.8 pp.	2.4%	1.4%	1.0 pp.

During 2Q17, sales of construction supplies increased 16.9% compared to 2Q16, and 2.1% in 6M16 compared to 6M16, mainly due to spending from the self-construction segment as families are rebuilding their homes after Coastal El Niño.

Gross margin decreased 1.8 percentage points in 2Q17 compared to 2Q16, but increased 1 percentage point in 6M17 versus 6M16.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Personnel expenses	23.8	25.4	-6.3%	50.5	50.4	0.2%
Third-party services	16.6	14.1	17.7%	29.9	28.0	6.8%
Board of directors compensation	1.7	1.5	13.3%	3.3	3.0	10.0%
Depreciation and amortization	3.9	3.5	11.4%	7.6	6.3	20.6%
Other	3.2	2.6	23.1%	6.3	5.8	8.6%
Total	49.2	47.1	4.5%	97.6	93.5	4.4%

Administrative expenses increased slightly in 2Q17 compared to 2Q16 and in 6M17 compared to 6M16, mainly due to additional expenses as a consequence of Coastal El Niño and consulting services .

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Personnel expenses	3.8	4.1	-7.3%	8.7	8.2	6.1%
Advertising and promotion	5.2	4.1	26.8%	10.4	7.5	38.7%
Other	2.3	2.3	-	4.3	3.9	10.3%
Total	11.3	10.5	7.6%	23.4	19.6	19.4%

Selling expenses increased 7.6% in 2Q17 compared to 2Q16 and 19.4% in 6M17 compared to 6M16, in line with an increase in the advertising and promotion expenses budget to successfully defend the Company’s market share.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	2Q17	2Q16	Var %.	6M17	6M16	Var %.
Net Income	21.3	34.0	-37.4%	43.7	63.5	-31.2%
+ Income tax expense	8.7	15.9	-45.3%	20.7	29.0	-28.6%
- Finance income	-2.5	-0.3	N/R	-4.0	-0.6	N/R
+ Finance costs	18.8	18.9	-0.5%	36.5	35.7	2.2%
+/- Net loss from exchange rate	1.0	0.8	25.0%	2.1	4.9	-57.1%
+ Depreciation and amortization	29.9	26.1	14.6%	60.6	49.6	22.2%
Consolidated EBITDA	77.2	95.4	-19.1%	159.6	182.1	-12.4%
EBITDA from Salsud *	0.8	0.8	-	2.2	0.9	N/R
Cement EBITDA	78.0	96.2	-18.9%	161.8	183.0	-11.6%

*   Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stages, therefore it is not generating revenues.

During 2Q17, consolidated EBITDA decreased 19.1% to S/ 77.2 million compared to S/ 95.4 million in 2Q16, mainly as a result of lower operating profit as a consequence of lower sales volume, specially concrete volumes, and increased expenses from severance payments, minor damages to our operations resulting from Coastal El Niño and increased distribution and provision of raw material costs due to road damages. It is important to note that May and June EBITDA was in line with 2016 levels, marking a positive forward looking trend. April results were considerably impacted by continued rains and with all of the means of communication severely damaged, impacting logistics and distribution costs, the Company’s ability to access raw materials, and, as can be expected, demand.

During 6M17, consolidated EBITDA decreased 12.4% to S/ 159.6 million compared to S/ 182.1 million in 6M16 resulting mainly from lower sales of concrete and additional costs incurred due to Coastal El Niño.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of June 30, 2017, the Company’s cash position was S/ 49.4 million (US$ 15.2 million). This balance includes certificates of deposit for S/ 30 million (US$ 9.2 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 15.0	4.20%	June 15,2017	August 24, 2017
BBVA Banco Continental	S/ 10.0	3.80%	June 30,2017	July 3, 2017
BBVA Banco Continental	S/ 5.0	4.20%	June 16,2017	August 24, 2017

	S/ 30.0

The remaining balance of S/ 19.4 million (US$ 6.0 million) is held mainly in the Company’s bank accounts, of which US$ 1.1 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	43.9	87.8	87.8	44.0	263.5
Total	43.9	87.8	87.8	957.3	1,176.8

As of June 30, 2017, the Company’s total outstanding debt reached S/ 975.9 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of June 30, 2017, the Company has entered into cross currency swap hedging agreements in the amount of US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is  S/ 913.3 million (US$ 280.8 million).

Net Adjusted Debt/EBITDA ratio was 2.4x

Capex

Capex
(in millions of Soles S/)

As of June 30, 2017, the Company invested S/ 19.9 million (US$ 6.1 million), allocated to the following projects:

Projects	6M17
Pacasmayo Plant Projects	9.9
Concrete and aggregates equipment	8.8
Rioja Plant Projects	1.0
Piura Plant Projects	0.3
Total	19.9

Projects

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by K-Utec AG Salt Technologies, a German company with over 50 years of experience in the salt business. The report is currently being evaluated by both partners in order to determine how to move forward based on their respective investment priorities. The environmental impact study was approved in December 2014.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 59 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.253 per US$ 1.00, which was the exchange rate, reported as of June 30, 2017 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

Assets	As of jun-17	As of Dec-16
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	49,407	80,215
Trade and other receivables	96,630	81,121
Income tax prepayments	43,829	46,546
Inventories	341,663	346,535
Prepayments	15,297	7,909
Total current assets	546,826	562,326

Assets held for distibution	-	338,411

	As of jun-17	As of Dec-16
Non-current assets	S/ (000)	S/ (000)
Other receivables	23,806	25,120
Prepayments	652	1,222
Available-for-sale financial investments	21,811	657
Other financial instruments	41,338	69,912
Property, plant and equipment	2,226,557	2,273,048
Exploration and evaluation assets	44,980	43,028
Deferred income tax assets	7,025	6,350
Other assets	447	549
Total non-current assets	2,366,616	2,419,886

Total assets	2,913,442	3,320,623

Liabilities and equity	As of jun-17	As of Dec-16
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	133,117	142,773
Income tax payable	2,328	3,464
Provisions	12,657	31,711
Total current assets	148,102	177,948

Liabilities directly related to assets held for distribution		2,704

	As of jun-17	As of Dec-16
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	967,469	998,148
Other non-current provisions	22,042	22,042
Deferred income tax liabilities	136,956	139,752
Total non-current assets	1,126,467	1,159,942

Total liabilities	1,274,569	1,340,594

	As of jun-17	As of Dec-16
Equity	S/ (000)	S/ (000)
Capital stock	423,868	531,461
Investment shares	40,279	50,503
Treasury shares	-119,005	-108,248
Additional paid-in capital	426,020	545,165
Legal reserve	155,679	188,075
Other reserves	-16,936	-16,602
Retained earnings	716,432	677,086

Equity attributable to equity holders of the parent	1,626,337	1,867,440
Non-controlling interests	12,536	112,589

Total equity	1,638,873	1,980,029

Total liabilities and equity	2,913,442	3,320,623

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

	2Q17	2Q16	6M17	6M16
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	282,855	301,007	562,984	609,775
Cost of sales	-172,681	-172,926	-339,871	-367,466
Gross profit	110,174	128,081	223,113	242,309

Operating income (expenses)
Administrative expenses	-49,259	-47,132	-97,609	-93,533
Selling and distribution expenses	-11,314	-10,482	-23,453	-19,558
Other operating income (expenses), net	-2,283	-1,254	-2,977	3,294
Total operating expenses , net	-62,856	-58,868	-124,039	-109,797

Operating profit	47,318	69,213	99,074	132,512

Other income (expenses)
Finance income	2,485	348	4,015	614
Finance costs	-18,795	-18,908	-36,505	-35,747
Net gain (loss) from exchange difference, net	-1,087	-739	-2,197	-4,896

Total other expenses, net	-17,397	-19,299	-34,687	-40,029

Profit before income tax	29,921	49,914	64,387	92,483

Income tax expense	-8,657	-15,901	-20,678	-28,998

Profit for the period from continuing operations	21,264	34,013	43,709	63,485
Loss for the period from discontinued operations	-	-2,709	-754	-4,440
Profit for the period	21,264	31,304	42,955	59,045

Attributable to:
Equity holders of the parent	21,413	32,485	43,718	60,944
Non-controlling interests	-149	-1,181	-763	-1,899
Net income	21,264	31,304	42,955	59,045

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.05	0.06	0.09	0.11

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain on available-for-sale investments S/ (000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2016	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	60,944	60,944	-1,899	59,045
Other comprehensive income	-	-	-	-	-	159	2,473	-	2,632	-	2,632
Total comprehensive income	-	-	-	-	-	159	2,473	60,944	63,576	-1,899	61,677

Appropriation of legal reserve	-	-	-	-	6,094	-	-	-6,094	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	473	473
Other adjustments of non-controlling interests	-	-	-	-7,521	-	-	-	-	-7,521	7,521	-

Balance as of June 30, 2016	531,461	50,503	-108,248	545,945	182,552	148	14,133	782,615	1,999,109	109,175	2,108,284

Balance as of January 1, 2017	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	43,718	43,718	-763	42,955
Other comprehensive income	-	-	-	-	-	-36	-298	-	-334	-	-334
Total comprehensive income	-	-	-	-	-	-36	-298	43,718	43,384	-763	42,621

Appropriation of legal reserve	-	-	-	-	4,372	-	-	-4,372	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	491	490
Purchase of shares in treasury	-	-	-34,216	-	-	-	-	-	-34,216	-	-34,216
Splitting effects of equity	-107,593	-10,224	23,459	-118,569	-36,957	-	-	-	-249,884	-100,357	-350,241
Expired dividends	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests	-	-	-	-576	-	-	-	-	-576	576	-

Balance as of June 30, 2017	423,868	40,279	-119,005	426,020	155,679	109	-17,045	716,432	1,626,337	12,536	1,638,872

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 20, 2017